SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Centogene N.V.

(Name of Issuer)

Common Shares, €0.12 par value per share

(Title of Class of Securities)

N1976T109

(CUSIP Number)

Sadia Wern-Sukhera

DPE Deutsche Private Equity

Ludwigstrasse 7

80539 Munich, Germany

+49 89 200038-0

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N1976T109

1.	Names of Reporting Persons. DPE Deutsche Private Equity Gesellschaft mbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,599,655
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,599,655

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,599,655
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. N1976T109

1.	Names of Reporting Persons. DPE Deutschland II A GmbH & Co. KG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,675,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,675,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,675,521
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. N1976T109

1.	Names of Reporting Persons. DPE Deutschland II B GmbH & Co. KG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,924,134
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,924,134

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,924,134
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. N1976T109

1.	Names of Reporting Persons. Deutsche Private Equity Administration GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,599,655
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,599,655

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,599,655
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. N1976T109

1.	Names of Reporting Persons. Marc Thiery
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,599,655
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,599,655

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,599,655
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.6%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 22, 2019 by the Reporting Persons (as amended from time to time, the “Schedule 13D”), relating to their beneficial ownership in Centogene N.V. (the “Issuer”). Except to the extent set forth in this Amendment, all material information disclosed in the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 21,861,340 outstanding shares of Common Stock immediately following the Issuer’s primary and secondary public offering, as reported in the Issuer’s prospectus filed on July 10, 2020.

(c) Schedule A to this Amendment sets forth all transactions with respect to the shares of Common Stock effected during the past sixty days by any Reporting Person.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2020

DPE DEUTSCHE PRIVATE EQUITY GESELLSCHAFT MBH

By:	/s/ Marc Thiery
Name:	Marc Thiery
Title:	Managing Director

DPE DEUTSCHLAND II A GMBH & CO. KG

By its general partner Deutsche Private Equity Administration GmbH

By:	/s/ Marc Thiery
Name:	Marc Thiery
Title:	Managing Director

DPE DEUTSCHLAND II B GMBH & CO. KG

By its general partner Deutsche Private Equity Administration GmbH

By:	/s/ Marc Thiery
Name:	Marc Thiery
Title:	Managing Director

DEUTSCHE PRIVATE EQUITY ADMINISTRATION GMBH

By:	/s/ Marc Thiery
Name:	Marc Thiery
Title:	Managing Director

/s/ Marc Thiery
Marc Thiery

Schedule A

The following table sets forth all transactions in the shares of Common Stock effected in the past sixty days not previously reported by the Reporting Persons. Where a price range is provided in the column Price Range, the price reported in that row’s column Price Per Share is a weighted average price. These shares were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range. The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price.

Record Holder	Trade Date	Shares Purchased (Sold)	Price Per Share	Price Range
DPE II A	October 20, 2020	33,098	$13.04	$12.42 - $13.75
DPE II B	October 20, 2020	17,268	$13.04	$12.42 - $13.75
DPE II A	October 28, 2020	46,187	$11.19	$10.79 - $11.48
DPE II B	October 28, 2020	24,010	$11.19	$10.79 - $11.48
DPE II A	October 29, 2020	55,333	$11.71	$11.00 - $12.00
DPE II B	October 29, 2020	28,756	$11.71	$11.00 - $12.00
DPE II A	October 30, 2020	66,367	$12.60	$11.83 - $13.00
DPE II B	October 30, 2020	34,828	$12.60	$11.83 - $13.00
DPE II A	October 30, 2020	107,113	$12.65	$11.91 - $13.00
DPE II B	October 30, 2020	62,406	$12.65	$11.91 - $13.00